Mail Stop 3628
                                                               November 19,
2018


    Ryan C. Farris
    President
    Ally Wholesale Enterprises LLC
    200 Renaissance Center
    Detroit, Michigan 48265

            Re:   Ally Wholesale Enterprises LLC
                  Registration Statement on Form SF-3
                  Filed November 14, 2018
                  File No. 333-228378

    Dear Mr. Farris:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.


                                                               Sincerely,

                                                               /s/ Katherine
Hsu

                                                               Katherine Hsu
                                                               Office Chief
                                                               Office of
Structured Finance


    cc:     Elizabeth A. Raymond, Esq.
            Mayer Brown LLP

            Richard V. Kent, Esq.
            Ally Wholesale Enterprises LLC